PIMCO Income Strategy Fund II

c/o Allianz Global Investors Fund Management LLC

1345 Avenue of the Americas

New York, New York 10105

March 23, 2010

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

901 E Street, N.W.

Washington, DC 20549

Attn: Brion Thompson, Esq.

Re:	PIMCO Income Strategy Fund II (the “Fund”); Registration Statement on Form N-2 (file nos. 333-164388; 811-21601)

Dear Mr. Thompson:

This letter responds to the supplemental request of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) made to Jacob Comer of Ropes & Gray LLP, counsel to the Fund, during your telephone conversations with Mr. Comer on the afternoon of Thursday, March 18, 2010, in connection with the Fund’s registration statement on Form N-2 (file nos. 333-164388; 811-21601) (the “Registration Statement”). The Registration Statement, which relates to an offering of transferable rights to subscribe for common shares of beneficial interest of the Fund, was declared effective by the SEC as of 4:45 P.M. (EDT) on March 18, 2010.

The Staff’s supplemental request relates to the Fund’s industry concentration policy, and follows the written response, dated March 17, 2010 (the “March 17 Response”), that the Fund provided in response to the Staff’s oral comments relating to its review of the schedule of investments included in the Fund’s annual report to shareholders for the fiscal year ended July 31, 2009 and the Fund’s most recent filing on Form N-Q for the quarter ended October 31, 2009 (collectively, the “Schedules”). In the March 17 Response, the Fund confirmed that the percentages listed in the summary captions “Banking” and “Financial Services” in the Schedules are consistent with the Fund’s stated policy not to concentrate its investments in a particular industry, and that the Fund has remained in compliance with its industry concentration policy at all times during the periods referenced in the Staff’s comment.

As noted in the March 17 Response, the Fund generally determines industry classifications for purposes of its industry concentration policy (under Section 8(b)(1)(E) of the Investment Company Act of 1940) in reference to issuer-assigned SIC codes provided to the Fund by unaffiliated third-party vendors such as Bloomberg and S&P Research Insight (“SIC Codes”), and treats each industry represented by an SIC Code as a separate “industry” for purposes of the Fund’s industry concentration policy.

Based on its review of the March 17 Response and related data provided by the Fund, the Staff requested that the Fund confirm supplementally that it will take certain actions if it has more than 25% of its total assets invested, in the aggregate, in three separate banking-related industries as categorized by applicable SIC Codes – namely, the national commercial banks industry, the state commercial banks industry and the commercial banks (not elsewhere categorized) industry (SIC Codes 6021, 6022 and 6029, respectively) (collectively, the “Specified Banking Industries”).

This is to confirm that, as of the date of this letter, less that 25% of the Fund’s total assets were invested, in the aggregate, in issuers in the Specified Banking Industries.

In response to an additional request the Staff made to Mr. Comer, the Fund also confirms that it has policies and procedures in place that are reasonably designed to ensure that the Fund complies with each of its fundamental investment policies stated in the Registration Statement.

The Fund believes that this submission fully responds to the Staff’s request. Please call Thomas J. Fuccillo, Chief Legal Officer, at 212-739-3222 or Jacob Comer of Ropes & Gray LLP, at 617-951-7913, if you have any questions regarding the foregoing.

Very truly yours,

PIMCO INCOME STRATEGY FUND II

By:	/s/ Thomas J. Fuccillo
Name:	Thomas J. Fuccillo
Title:	Chief Legal Officer